Via Facsimile and U.S. Mail
Mail Stop 6010

March 27, 2009

Darren Parmenter
Senior Vice President and Chief Accounting Officer
(Principal Financial Officer)
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

     Re: **Hilltop Holdings Inc.**
               Item 4.02 Form 8-K
               Filed March 26, 2009
               File No. 001-31987

Dear Mr. Parmenter:

     We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Tabatha Akins
               Staff Accountant